UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

TARO BOARD ANNOUNCES SENIOR LEADERSHIP CHANGES

Hawthorne, NY, July 18, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today that Mr. Dilip Shanghvi has been appointed to Taro’s Board of Directors as its Chairman.  Taro also announced that, effective August 1, 2013, Mr. James Kedrowski will be retiring as its Interim Chief Executive Officer, and that Mr. Kalyanasundaram Subramanian, known in industry circles as Kal Sundaram, has been appointed to serve as Chief Executive Officer of the Company.  Mr. Kedrowski will continue to serve as a member of Taro’s Board of Directors.

Mr. Sundaram, while remaining on Taro’s board, relinquished the position of Chairman in light of Israeli legal restrictions on simultaneously holding the chairman and CEO position of an Israeli public company.  Taro’s board addressed this matter today by appointing Mr. Dilip Shanghvi as a director to fill the vacancy left by Mr. Aalok Shanghvi’s resignation from the board and to serve the board as its Chairman, a position Mr. Dilip Shanghvi had previously held from September 2010 until his resignation from the board in April 2012.

“I am looking forward to moving on to semi-retirement and having the opportunity to spend more time with my family,” said Mr. Kedrowski.  “Yet, I am very pleased with our team’s efforts to execute our plans and deliver the improvements in performance Taro has captured over the past three years.  The support I’ve received from the Board of Directors, the executive management team, our customers and our employees has been tremendous and for which I am grateful.  I am confident that Taro is well positioned for the future, and I look forward to being a key participant in that process through my service on Taro’s board.”

Mr. Dilip Shanghvi, Taro’s new Chairman stated, “Jim Kedrowski has played a key role in helping Taro attain its goals.  Since Jim’s taking the helm of Taro in 2010, Taro has seen significant growth in revenues and profits.  We are pleased that we will continue to benefit from his presence on Taro’s Board.”  Mr. Shanghvi continued, “We also look forward to Taro’s future under the proven leadership Kal Sundaram has brought to the organization.”

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Taro Pharmaceutical Industries Ltd.
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Mr. Sundaram became a member and Chairman of Taro’s Board of Directors in April 2012.  He was the Chief Executive Officer of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) from April 2010 to April 2012 (and a director of the Sun Pharma Board of Directors until March 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other emerging market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry.  Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), where he has held country, regional and global responsibilities.  As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director